UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.   General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [ ] Merger

     [X] Liquidation

     [ ] Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ] Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund:

     Sage Life Investment Trust

3.   Securities and Exchange Commission File No.: 811-08623

4.   Is this an initial Form N-8F or an amendment to a previously filed Form
     N-8F?

         [X] Initial Application [ ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

                  969 High Ridge Road
                  Suite 200
                  Stamford, Connecticut 06905

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

                  Raymond A. O'Hara III
                  Blazzard, Grodd & Hasenauer, P.C.
                  943 Post Road East
                  Westport, CT 06880
                  (203) 226-7866

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

                  Robert J. Kiggins, Esq.
                  c/o McCarthy, Fingar, Donovan, Drazen & Smith
                  11 Martine Ave., 12th Floor
                  White Plains, NY 10606

                  PFPC, Inc.
                  760 Moore Road
                  King of Prussia, PA 19406


     Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8. Classification of fund (check only one):

     [ X] Management company;

     [  ] Unit investment trust; or

     [  ] Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one):


     [X ]      Open-end          [  ]     Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

      Delaware

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:


Sage Advisors, Inc.
969 High Ridge Road
Suite 200
Stamford, Connecticut 06905

SSgA Funds Management, Inc. (formerly, State Street Global Advisors) Two International Place
Boston, Massachusetts 02110

Conning Asset Management Company
City Place II
185 Asylum Street
Hartford, Connecticut 06103-4105

Eagle Asset Management, Inc.
880 Carillon Parkway
St. Petersburg, Florida 33716



12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     Sage Distributors, Inc.
     969 High Ridge Road
     Suite 200
     Stamford, Connecticut 06905

13. If the fund is a unit investment trust ("UIT") provide:

     Not Applicable

     (a) Depositor's name(s) and address(es):


     (b) Trustee's name(s) and address(es):



14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

         [X] Yes [ ] No

         If Yes, for each UIT state:

                  Name(s):   The Sage Variable Annuity Account A

                  File No.:  811-04405

                  Business Address: 969 High Ridge Road
                                    Suite 200
                                    Stamford, Connecticut 06905
                                    (203)321-8999

                  Name(s):   The Sage Variable Life Account A

                  File No.:  811-09339

                  Business Address: 969 High Ridge Road
                                    Suite 200
                                    Stamford, Connecticut 06905
                                    (203)321-8999


15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?


                  [X] Yes [ ] No

     If Yes, state the date on which the board vote took place: May 29, 2003

     If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                [ ]      Yes       [X]    No

     If Yes, state the date on which the shareholder vote took place:

     If No, explain: On May 23, 2003, an Order of Approval was issued by the
                     Securities and Exchange Commission pursuant to
                     Section 26(c) of the Investment Company Act of 1940
                     ("the Act") allowing the substitution of the following portfolios of the Sage Life Investment Trust with shares of other portfolios of other variable insurance products funds as follows: (1) shares of the S&P500(R) Equity Index Fund with Series I shares of the AIM V.I. Premier Equity Fund;
                     (2) shares of the Nasdaq-100 Index(R) Fund with shares of the Oppenheimer Capital Appreciation Fund/VA; (3) shares of the All-Cap Growth Fund with shares of the Oppenheimer Capital Appreciation Fund/VA; and (4) shares of the Money Market Fund with Series I shares of the AIM V.I. Money Market Fund. (Rel. IC-26052 - May 23, 2003)

II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [ ]      Yes      [X]      No

     (a) If Yes, list the date(s) on which the fund made those distributions:



     (b) Were the distributions made on the basis of net assets?

                  [ ]      Yes      [ ]     No

     (c) Were the distributions made pro rata based on share ownership?

                  [ ]      Yes      [ ]     No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:


     (e)  Liquidations only:

          Were any distributions to shareholders made in kind?

                  [ ]      Yes      [ ]     No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:


17. Closed-end funds only:

     Not Applicable

     Has the fund issued senior securities?

         [ ]      Yes      [ ]      No

     If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund's shareholders?

         [ ]      Yes      [X]      No

      If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

          None

     (b) Describe the relationship of each remaining shareholders to the fund:

          Not Applicable

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [ ]      Yes      [X]      No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

         [X] Yes [ ] No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

          Three of the series of the fund have de minimus cash amounts totaling $169.86.

     (b) Why has the fund retained the remaining assets?

          The cash represents dividends and interest received since the liquidation of the fund on May 30, 2003.

     (c) Will the remaining assets be invested in securities?

                  [ ]      Yes      [X]     No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [ ]      Yes      [X]      No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV. Information About Event(s) Leading to Request For Deregistration

22.  (a) List the expenses incurred in connection with the Merger or
     Liquidation:

          (i) Legal expenses: $35,050.15

          (ii) Accounting expenses: $0

          (iii) Other expenses (list and identify separately): $0

          (iv) Total expenses (sum of lines (i)-(iii) above): $35,050.15


     (b) How were those expenses allocated? Between Sage Advisors Inc. and Sage Life Investment Trust

     (c) Who paid those expenses?

          Sage Advisors, Inc. paid $18,136.63

          Sage Life Investment Trust paid $16,913.52

     (d) How did the fund pay for unamortized expenses (if any)?

          N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [ ]      Yes      [X]      No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:



V.   Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

         [ ]      Yes      [X]      No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [ ]      Yes      [X]      No

     If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

26. (a) State the name of the fund surviving the Merger:

    (b) State the Investment Company Act file number of the fund surviving the
        Merger:

   (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

   (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

The undersigned states (i) Robin I. Marsden has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Sage Life Investment Trust, (ii) Robin I. Marsden is the President and Trustee of Sage Life Investment Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


                                          /s/ROBIN I. MARSDEN
                                          ----------------------
                                          Robin I. Marsden
                                          President and Trustee


Subscribed and sworn to before me,
a Notary Public, the 23rd day of
December, 2003.


/s/KAREN G. KINDERMANN
---------------------------------
Karen G. Kindermann
NOTARY PUBLIC
STATE OF CONNECTICUT
Com. Expires 12-31-07